Exhibit 99.1

Claude Hits Record Annual Gold Production and Generates 2014 Net Profit of $4.6 Million

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

(All dollar amounts are in Canadian dollars unless stated otherwise)

Key Highlights:

•	Record gold production of 62,984 ounces, a 44% increase from 2013
•	Mill head grade of 7.32 grams per tonne, a 43% increase from 2013
•	All in sustaining cost per ounce of gold (1) of $1,310 (U.S. $1,186), a 29% decrease from 2013
•	Net profit of $4.6 million, or $0.02 per share
•	Debt reduction totaling $10.6 million during 2014
•	A 23% increase in Mineral Reserves grade to 7.03 grams per tonne from 5.70 grams per tonne
•	Successfully started production at Santoy Gap ahead of schedule, producing 47,600 tonnes at 7.96 grams per tonne
•	2015 gold production guidance of 60,000 to 65,000 ounces

SASKATOON, March 30, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") reported 2014 net profit of $4.6 million ($0.02 per share) compared to a net loss of $73.4 million ($0.42 per share) in 2013 which was driven by $63.8 million in impairment charges. Increased gold production and sales volume, higher ore grades and improved operating efficiencies delivered the significant improvement in financial performance and the 29% reduction to our all-in sustaining cost per ounce.

"Our execution on bringing two new ore bodies into production, changing mining methods and delivering higher grades resulted in a record production performance in 2014," stated Brian Skanderbeg, President and Chief Executive Officer. "Along with a 44% increase in gold production, we achieved success delivering on our cash flow optimization plan to reduce all-in sustaining cost per ounce by 29%. With expected production growth from the high grade Santoy Gap deposit and a decreasing expenditure profile, we are well positioned to deliver strong free cash flows in 2015 and beyond."

Financial Review
Annual gold revenue of $87.4 million was 37% higher than the $63.8 million reported in 2013. The increase was attributable to a 40% increase in gold sales volumes due to higher ore grades, which reached 62,772 ounces compared to 44,823 ounces in the same period last year.

In 2014, operating improvements and higher ore grades resulted in a 15% decrease in our total cash cost per ounce of gold (1) to $836 per ounce (U.S. $757). The change in mining method at the Seabee Mine and the increase in production from mining higher grades decreased our all-in sustaining cost per ounce of gold (1) by 29% for the year to $1,310 (U.S. $1,186).

Cash flow from operations before net changes in non-cash operating working capital (1) of $26.5 million, or $0.14 per share, was nearly double the $13.8 million, or $0.08 per share, reported in 2013.  Strong operating performance and proceeds generated from the strategic initiatives to sell the Madsen Gold Project ($11.2 million) and a Net Smelter Return royalty at the Seabee Gold Operation (U.S. $12.0 million), allowed us to reduce debt by $10.6 million, repay the Company's line of credit of $8.6 million and increase our cash position to $11.2 at December 31, 2014.

Highlights of Financial Results
	2014	2013	Change

Revenue	$87,372	$63,794	37%
Production costs	$50,211	$44,051	14%
Gross profit (loss)	$12,932	($3,206)	503%
Impairment charge*	-	$63,835	-
Net profit (loss)	$4,552	($73,423)	106%
Earnings (loss) per share (basic and diluted)	$0.02	($0.42)

Average realized price per ounce (CDN$)	$1,392	$1,423	-2%
Average realized price per ounce (U.S.$)	$1,260	$1,382	-9%
Cash cost (CDN$/oz) (1)	$836	$983	-15%
Cash cost (U.S.$/oz) (1)	$757	$954	-21%
All-in sustaining cost (CDN$)(1)	$1,310	$1,855	-29%
All-in sustaining cost (U.S.$/oz) (1)	$1,186	$1,801	-34%

* 2013 results reflect: impairment charges of $22.2 million on the Company's Seabee Gold Operation and impairment charges of $41.6 million on the Company's Madsen Property which was sold in the first quarter of 2014.

Operations Review
Following the start of mining two new ore bodies, the L62 and Santoy Gap, the Company achieved record annual gold production of 62,984 ounces. The record production was 44% more than was produced in 2013 – the product of higher ore grades from the L62 and the replacement of Santoy 8 ore with the higher grade Santoy Gap ore. In addition, operating performance was positively impacted by successfully transitioning to Alimak Long-hole mining at the Seabee Mine which yielded positive reconciliation on tonnes, grade and ounces. For 2014, the Seabee Gold Operation milled 279,597 tonnes at a grade of 7.32 grams per tonne with an average mill recovery of 95.7%.

Production and development at Santoy Gap was well ahead of schedule in 2014. During the year, Santoy Gap produced 47,600 tonnes at 7.96 grams per tonne which was 24% higher than the expected reserve grade of 6.40 grams per tonne.  In 2015, plans are to move from one mining front to three, driving increased production and stope availability while reducing production risk. Santoy Gap production is expected to average 500 tonnes per day, accounting for approximately 60% of overall production in 2015.

Seabee Gold Operation Production Highlights	2014	2013	Change

Tonnes milled	279,597	280,054	-
Head grade (grams per tonne)	7.32	5.11	43%
Recovery (%)	95.7	95.3	-
Gold produced (ounces)	62,984	43,850	44%
Gold sold (ounces)	62,772	44,823	40%

Mineral Reserves and Mineral Resources
At the Seabee Gold Operation, year over year, Proven and Probable Mineral Reserves grade increased by 23% to 7.03 grams per tonne while reserve ounces decreased 29% to 299,000 ounces. The increase in reserve grade was driven by a 35% increase in grade year over year at the Santoy Gap (7.64 grams per tonne from 5.68 grams per tonne). The increase in grade and reduction in reserve ounces at Santoy Gap was largely the result of a revision to the mining method from the pre-feasibility study. Based on information from our 2014 infill drilling program that demonstrated better vein continuity and improved pillar configuration, the mining method was changed from Transverse mining to Long-hole mining.

Measured and Indicated Mineral Resources decreased 29% to 125,200 ounces.  Inferred Mineral Resources increased by 45% to 847,300 ounces. The near doubling of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in both size and grade and provides a solid base to expand the life of mine at the Santoy Mine Complex.

In 2015, the Company will commit to approximately 65,000 metres of underground drilling to infill and expand the current reserve and resource base at both the Seabee Mine and the Santoy Mine Complex. We are confident that this investment will deliver strong results, especially at the Santoy Mine Complex where the deposit has seen little drilling below the 500 metre depth. One of the key targets in 2015 from the Santoy Mine Complex is the follow up program around hole JOY-13-692, an exploration intercept from 2013 that graded 30.08 grams per tonne over 7.9 metres.

Fourth Quarter
During the fourth quarter of 2014, the Company reported a net loss of $0.5 million ($0.00 per share). The loss was driven by lower production ounces associated with decreased tonnage and slightly lower grades due to mine sequencing at the L62 deposit and Santoy Mine Complex. In addition, we had a significant amount of in-stope ore at the L62 deposit that was not delivered to the mill during the fourth quarter but rather during the first quarter of 2015. The costs associated with the in-stope ore were expensed during the fourth quarter while revenues generated from this ore will be realized in the first quarter of 2015.

Gold revenue generated during the fourth quarter was $22.7 million, a 30% increase over the $17.5 million reported for the same period in 2013. The increase in revenue was a result of a 3% increase in Canadian dollar gold prices realized and 26% higher gold sales volume compared to the fourth quarter of 2013.

During the fourth quarter of 2014, the Company milled 60,551 tonnes at a grade of 6.57 grams per tonne for total gold production of 12,284 ounces. While fourth quarter 2014 gold production was down slightly, production tonnage and grade have significantly improved during the first quarter of 2015.

Outlook
At the Seabee Gold Operation in 2015, the Company expects to produce between 60,000 and 65,000 ounces of gold. Production will be sourced primarily from the Santoy Gap and L62 deposits. The majority of tonnes and ounces in the 2015 business plan are expected to come from the Santoy Gap deposit averaging 500 tonnes per day. Operating costs in 2015 are expected to be marginally lower than 2014 with unit cash costs to range from $785 to $850 per ounce, inclusive of royalties and all-in sustaining costs to range from $1,175 to $1,275 per ounce.

"We begin 2015 in a strong financial position and with confidence in our ability to execute our production plan to generate free cash flow at or below current gold prices," added Skanderbeg. "Our guidance reflects our continued commitment to improve margins and operating productivity to meet our objective of being a low-cost gold producer."

Conference Call and Webcast
We invite you to join our conference call and webcast today at 1:30 PM Eastern Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until April 6, 2015 by calling 1-855-859-2056 and entering the password 4563084.

To view and listen to the webcast please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1499057/1670021

A copy of Claude's audited 2014 Annual Management's Discussion & Analysis, Financial Statements and Notes thereto can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's 2014 Annual MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:00e 30-MAR-15